August 19, 2025

Matthew Edelman
Chief Executive Officer
Super League Enterprise, Inc.
2450 Colorado Avenue, Suite 100E
Santa Monica, CA 90404

       Re: Super League Enterprise, Inc.
           Registration Statement on Form S-3
           Filed August 11, 2025
           File No. 333-289463
Dear Matthew Edelman:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Risk Factors
Shares of our preferred stock have certain approval rights with respect to issuances of
Common Stock..., page 8

1. You indicate that, although you are required to receive consent from the majority of holders of each series of Series AA Convertible Preferred Stock prior to issuing the shares of common stock that are being offered and sold in the current offering, you intend to receive ratification from the Series AA Convertible Preferred after the consummation of the offering. Please explain why you are not seeking such approval before the offering. Provide your analysis of how not obtaining the required approval before the issuance of the shares will impact the valid issuance of the shares being registered and your ability to receive an opinion of counsel that the shares will, when sold, be legally issued, fully paid and non-assessable.
 August 19, 2025
Page 2

Shares of our preferred stock have certain approval rights with respect to incurring debt or otherwise issuing debt securities..., page 8

2. Please clarify whether you were required to receive and did receive consents from the
       Series AA and Series AAA preferred holders prior to issuing the 8% Senior Secured
       Convertible Notes to Yield Point NY, LLC. If consents were required, please explain why you did not seek such consents and whether it will impact the valid issuance of the shares being registered upon conversion of the convertible notes. We received a notice from Nasdaq that our common stock may be delisted from trading on the Nasdaq Capital Market..., page 9

3.     Please update your disclosure regarding the status of your non-compliancewith
       Nasdaq Listing Rule 5550(b)(1), which requires the company to maintain a minimum
       of $2,500,000 in stockholders    equity for continued listing on The
Nasdaq Capital
       Market. Disclose the date you submitted your plan of compliance and whether you have received a response from Nasdaq.
The Private Placement, page 13

4. You indicate that the convertible notes and warrants provide for anti-dilution protection for issuances of common stock at a price per share less than the price equal to the conversion price or exercise price, which is subject to shareholder approval. Disclose whether the selling shareholder's sales under its equity line and other warrants with the company fall within the provision. If so, disclose how the selling shareholder's sales under its equity line and other warrants could decrease the conversion and exercise prices of the convertible notes and warrants. Indicate whether adjustments for sales under the equity line would include not only the discount of 8%
       off the current market price, but also the 6% clearing costs payable to the selling shareholder under the equity line. Disclose whether there is a floor price for the conversion and exercise prices of the convertible notes and warrants and the maximum amount of shares that may be issued upon conversion of the notes and exercise of the warrants. Explain why you need to receive shareholder approval to permit these adjustments. Discuss how not receiving shareholder approval may lead to the selling shareholder not converting the convertible notes if the fixed conversion price of $6.81 is higher than the market price and the resulting impact on the company's liquidity and capital resources.
 August 19, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jack Kennedy, Esq.